UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 1-U

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Date of Report (Date of earliest event reported) February 4, 2019

Carolina Complete Health Network, Inc.

(Exact name of issuer as specified in its charter)

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Delaware	81-4966207
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

222 N. Person Street, Suite 010, Raleigh, NC 27601

(Full mailing address of principal executive offices)

(919) 719-4161

(Issuer’s telephone number, including area code)

Title of each class of securities offered pursuant to Regulation A: Class P Common Stock, $0.01 par value per share

Item 9. Other Events

On February 4, 2019, Carolina Complete Health (“CCH”), the North Carolina subsidiary of the joint venture company owned by Carolina Complete Health Network, Inc. and a subsidiary of Centene Corp., was awarded a contract in North Carolina for the Medicaid Managed Care program that, pending regulatory approval, would be effective February 1, 2020 for an initial three year term, with the option to renew for up to two additional years. Under the contract, CCH would provide Medicaid managed care services in NC Medicaid Regions 3 and 5 as defined by the North Carolina Department of Health and Human Services, with a focus on the state’s goals of whole-person care, localized care management and addressing the full set of factors impacting health.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAROLINA COMPLETE HEALTH NETWORK, INC.

Date: February 8, 2019	By:	/s/ Jeffrey W. Runge
	Name:	Jeffrey W. Runge, MD
	Title:	Chief Executive Officer and President

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